EXHIBIT 12.0
MATTEL, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year
(Unaudited; in thousands, except ratios)	2017		2016		2015		2014		2013
(Loss) Earnings Available for Fixed Charges:
(Loss) income from continuing operations before income taxes	$(504,987)		$409,742		$463,915		$586,910		$1,099,128
Add:
Interest expense	105,214		95,118		85,270		79,271		78,505
Appropriate portion of rents (a)	45,799		36,708		38,297		40,291		37,006
(Loss) earnings available for fixed charges	$(353,974)		$541,568		$587,482		$706,472		$1,214,639
Fixed Charges:
Interest expense	$105,214		$95,118		$85,270		$79,271		$78,505
Appropriate portion of rents (a)	45,799		36,708		38,297		40,291		37,006
Fixed charges	$151,013		$131,826		$123,567		$119,562		$115,511
Ratio of (loss) earnings to fixed charges	(b)	X	4.11	X	4.75	X	5.91	X	10.52	X

(a)	Portion of rental expenses which is deemed representative of an interest factor, which is approximately one-third of total rental expense

(b)	(Loss) earnings available for fixed charges for the year-ended December 31, 2017 were inadequate to cover fixed charges by $505.0 million.